May 15, 2020

Mr. Eric Atallan

Ms. Lynn Dicker

United States Securities & Exchange Commission Division of Corporation Finance

100 F Street, NE

Washington , D.C. 20549

Dear Division of Corporation Finance:

We received your comments and questions concerning our registration statement. Please find herein our responses. In addition, we refiled the registration statement as amendment 2 on May 8, 2020.

Sincerely,

/s/ Matthew Wolfson Matthew Wolfson CEO

Amendment No. 1 to Form S-1 Filed January 15, 2020

Our Business and Corporate History, page 6

1. We note your revised disclosures on pages 6 in response to prior comment numbers 4 and 5. Given your disclosure on page 30 indicating that the product is not yet developed, please revise to remove Summary disclosures on page 6 concerning the Wellness Pro Pod product and the special program for Veterans and their families. Alternatively, tell us, and revise, as applicable, to clarify why it is appropriate to highlight this undeveloped product prominently in the Summary section of the prospectus. In particular, please tell us the status of product development, including whether you presently have funds to complete development and commercialize the product, and whether you have planned timeframes for completing development, for making FDA submissions and for commercializing. In addition, tell whether you presently have the funding and capacity to execute the special program that you highlight.

Response:             We removed the references to the Wellness Pro Pod and the special program for veterans and their families on page 6. We also disclosed that the Wellness Pro Pod is in research and development, is unreleased, has not been approved by the FDA, and that we plan to submit the product for approval. The timelines for completing development, FDA submission and funding availability are covered in our Risk Factors, particularly:

Page 14: “We have not applied for FDA clearance on our other products in research and development, including the Wellness Pro Pod. There is no guarantee that we will successfully complete research and development, apply for and receive FDA clearance under the 510(k) clearing process for any of our products currently in development;”

Page 15: The full disclosure under the Risk Factor: “We may not receive the necessary clearances or approvals for our future products, and failure to timely obtain necessary clearances or approvals for our future products would adversely affect our ability to grow our business;”

Page 10: The full disclosure under the Risk Factor: “We will need to raise substantial capital in order to continue operations and our financial condition raises substantial doubts about our ability to continue as a going concern.”

And separately on:

Page 34: “We believe that the WellnessPro POD represents an exciting product line expansion as a wearable device that will be intended to treat chronic pain, PTSD, anxiety, depression and insomnia conditioned upon FDA clearance, which as of the date of this filing has neither been applied for or granted. Currently the device is in research and development and we have no estimate as to when it may be suitable for submission to the FDA.”

Intellectual Property, page 34

2. We refer to prior comment 15. Please revise to state when the utility patents expire.

Response:             See page 39: “This patent expires on August 28, 2022.”

Management’s Discussion and Analysis Operating Results , page 37

3. We note your response to comment 19. We do not see where you have complied with the requirements of Item 10(e) of Regulation S-K for your non-GAAP measures, selling, general and administrative expenses excluding non-cash items, net loss excluding noncash items, and accumulated net losses excluding non-cash expenses. Please revise your disclosures accordingly.

Response:             All discussion of non-GAAP measures have been removed.

Executive and Director Compensation, page 42

4. Please include executive and director compensation information for the year ended December 31, 2019. Please tell us whether Mr. Wolfson has any outstanding equity awards at fiscal year-end. Refer to Item 402(p) of Regulation S-K.

Response:             See page 48; Executive Compensation Table updated for 2019.

Security Ownership of Certain Beneficial Owners and Management, page 43

5. We note your response to prior comment 21. The beneficial ownership table should include securities that a person has the right to acquire within 60 days. Given your disclosure on page 25 that the KISS Agreement matured in November 2019, it appears that Blue Ridge has the right to convert the debt obligation into shares of common stock. In addition, there does not appear to be a blocker provision in the KISS Agreement limiting the shares to be owned upon conversion. Please advise or revise.

Response:             See footnote 5 on page 50 disclosing the status of the Blue Ridge KISS note.

Interim Financial Statements, page 60

6. Please update your interim financial statements through September 30, 2019. Refer to Rule 8-08 of Regulation S-X.

Response:             See audited financial statements for year ended December 31, 2019 included.

Note 2 - Summary of Significant Accounting Policies Going Concern, page 63

7. We note your response and revisions to comment 23. However, you did not remove the non-GAAP measure accumulated net losses excluding non-cash expenses. Please revise your disclosure to remove this non-GAAP measure. Refer to Rule 10(e)(1)(ii)(C).

Response:             All discussion of non-GAAP measures have been removed.

Exhibits

8. Please have counsel revise the legal opinion to clarify that the selling shareholder offered shares are validly issued, fully paid and non-assessable and that the Registrant offered shares, when issued, will be validly issued, fully paid and non-assessable.

Response:             The legal opinion was revised to address your comments.

ACKNOWLEDGEMENT

On behalf of ElectroMedical Technologies, Inc. [the Company], I hereby acknowledge:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Matthew Wolfson

Matthew Wolfson

Chief Executive Officer